                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                                  GENTEK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37245X203
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert D. Denious
                                2000 Town Center
                                   Suite 2450
                              Southfield, MI 48075
                                 (248) 213-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 10, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 37245X203
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Questor Partners Fund II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    690,227
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    45,569
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    690,227
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    45,569
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,796
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 37245X203
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Questor Side-by-Side Partners Fund II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    33,080
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    702,716
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    33,080
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    702,716
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,796
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 37245X203
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Questor Side-by-Side Partners Fund II 3(c)(1), L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    12,489
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    723,307
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    12,489
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    723,307
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,796
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 37245X203

ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Stock, no par value per share ("Common Stock"), of GenTek Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is Liberty Lane, Hampton, New Hampshire 03842.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and together with Questor Partners II and Questor SBS II, the "Filing Persons").

         The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons' managers and their affiliates.

         The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership ("QGP II"), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation ("Questor Principals"), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company ("Questor Management," and, together with the Filing Persons, QGP II and Questor Principals, the "Questor Entities") conducts the day-to-day management of the Filing Persons and other investment funds.

         The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Henry L. Druker, James E. Griffin, Jr., Michael Grindfors, John A. Janitz, Albert A. Koch, Michael D. Madden and Wallace L. Rueckel are the directors of Questor Principals (the "Questor Directors"). Mr. Alix and Mr. Janitz are the executive officers of Questor Principals and Questor Management, and Mr. Alix is the sole director of Questor Management.

         Mr. Alix is the President and Chief Executive Officer and a Co-Managing Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of AlixPartners, LLC, a Delaware limited liability company ("AlixPartners"), a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Janitz is a Co-Managing Principal of Questor Principals and Questor Management. Mr. Druker, Mr.

CUSIP NO. 37245X203

Griffin, Mr. Grindfors, Mr. Koch, Mr. Madden and Mr. Rueckel are Principals of Questor Principals and Questor Management. Mr. Grindfors is the president of AlixPartners. Each of the Questor Directors, other than Mr. Grindfors, is a citizen of the United States. Mr. Grindfors is a citizen of Sweden.

         The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Griffin, Mr. Grindfors, Mr. Janitz, Mr. Koch and Mr. Rueckel are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075. The business address of Mr. Druker and Mr. Madden is 9 West 57th Street, 34th Floor, New York, New York 10017.

         During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 6 of this Statement (which description is hereby incorporated by reference into this Item 3), the Filing Persons acquired their Common Stock and their warrants to purchase Common Stock as partial consideration for their claims in bankruptcy against the Company and certain of its direct and indirect subsidiaries (together with the Company, the "Debtors").

ITEM 4. PURPOSE OF TRANSACTION.

         The Filing Persons acquired their equity interests in the Company as partial consideration for their claims in bankruptcy against the Debtors. The indebtedness underlying the Filing Persons' claims against the Debtors was acquired by the Filing Persons for the purpose of making an investment in the Company.

         The Filing Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations, prospects, general economic and industry conditions, the securities markets in general and the markets for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Filing Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Filing Persons believe that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, they may acquire additional Common Stock and/or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Filing Persons may decide to dispose of some or all of their Common Stock, the Warrants (as defined

CUSIP NO. 37245X203


herein) or other securities currently owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

         Mr. Druker was appointed to the Company's new eight-member Board of Directors in connection with the Company's emergence from Chapter 11 bankruptcy. As a director of the Company, Mr. Druker may have influence over the corporate activities of the Company, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

         Except as disclosed herein, none of the Questor Entities or the Questor Directors has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 10, 2003 (the "Effective Date"), the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 733,536 shares of Common Stock which were issued pursuant to the Plan (as defined in Item 6 of this Statement), (ii) 1,266 shares of Common Stock issuable upon exercise of 1,266 Tranche A Warrants (the "Tranche A Warrants"), (iii) 668 shares of Common Stock issuable upon exercise of 668 Tranche B Warrants (the "Tranche B Warrants"), and (iv) 326 shares of Common Stock issuable upon exercise of 326 Tranche C Warrants (the "Tranche C Warrants," and, together with the Tranche A Warrants and the Tranche B Warrants, the "Warrants").

         Questor Partners II is the direct beneficial owner of (i) 688,106 shares of Common Stock which were issued pursuant to the Plan, (ii) 1,188 shares of Common Stock issuable upon exercise of its Tranche A Warrants, (iii) 627 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and
(iv) 306 shares of Common Stock issuable upon exercise of its Tranche C Warrants. Questor SBS II is the direct beneficial owner of (i) 32,978 shares of Common Stock which were issued pursuant to the Plan, (ii) 57 shares of Common Stock issuable upon exercise of its Tranche A Warrants, (iii) 30 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iv) 15 shares of Common Stock issuable upon exercise of its Tranche C Warrants. Questor 3(c)(1) is the direct beneficial owner of (i) 12,452 shares of Common Stock which were issued pursuant to the Plan, (ii) 21 shares of Common Stock issuable upon exercise of its Tranche A Warrants, (iii) 11 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iv) 5 shares of Common Stock issuable upon exercise of its Tranche C Warrants.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding as of the Effective Date by the Company in its Report on Form 10-Q for the quarter ended September 30, 2003, the Questor Entities and the Questor Directors may be deemed to own beneficially 7.4% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 37245X203


         (b) Each Filing Person has the sole power to vote or to direct the vote and to dispose or direct the disposition, or has the shared power to vote or direct the vote and to dispose or to direct the disposition, of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 2 to 4 above.

         (c) Except as described in Item 6 of this Statement, there have been no transactions effected with respect to the Common Stock or the Warrants since September 21, 2003 (60 days prior to the date hereof) by any of the Filing Persons.

         (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 11, 2002, the Debtors filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On October 7, 2003, the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Debtors' Joint Plan of Reorganization dated August 28, 2003 (as revised and modified in connection with the confirmation, the "Plan").

         On the Effective Date, the Company emerged from bankruptcy, and the Plan became effective. Pursuant to the Plan, all of the then issued and outstanding equity interests in the Company, including, without limitation, all of the then issued and outstanding shares of common stock, par value $.01 per share, of the Company were cancelled on the Effective Date and shares of Common Stock and warrants to purchase Common Stock were issued to certain holders of allowed claims, including the Filing Persons, pursuant to the terms of the Plan as partial consideration for extinguishing such claims. Accordingly, on the Effective Date, the Filing Persons acquired an aggregate of 733,536 shares of Common Stock, 1,266 Tranche A Warrants, 668 Tranche B Warrants and 326 Tranche C Warrants, as partial consideration for their claims against the Debtors.

         Under the Company's Second Amended and Restated Certificate of Incorporation, effective as of November 7, 2003 (the "Certificate of Incorporation"), the holders of the Common Stock are subject to certain restrictions on the transfer of shares of Common Stock. The restrictions generally prohibit the following transfers of equity securities of the Company without the prior written consent of the Company's Board of Directors, which consent can be withheld only if the Board of Directors, in its sole discretion, determines that the transfer creates a material risk of limiting certain tax benefits: (i) transfers to a person (including any group of persons making a coordinated acquisition) who beneficially owns, or would beneficially own after the transfer, more than 4.75% of the total value of outstanding Company equity securities, to the extent that the transfer would increase such person's beneficial ownership above 4.75% of

CUSIP NO. 37245X203


the total value of outstanding Company equity securities, and (ii) transfers by a person (or group of persons making a coordinated acquisition) who beneficially owns more than 4.75% of the total value of outstanding Company equity securities. The restrictions are not applicable to transfers pursuant to a tender offer to purchase 100% of the Common Stock for cash or marketable securities so long as such tender offer results in the tender of at least 50% of the Common Stock then outstanding. The restrictions begin only at such time that 25% of the Common Stock has been transferred for tax purposes (which generally takes into consideration only transfers to or from stockholders who beneficially own 5% of the value of the Company's Common Stock), and will remain in effect until the earlier of: (i) the second anniversary of the Effective Date or (ii) such date as the Board of Directors determines, in its sole discretion, that such restrictions are no longer necessary to protect tax benefits.

         The Tranche A Warrants were issued pursuant to the Tranche A Warrant Agreement dated as of November 10, 2003 (the "Tranche A Warrant Agreement"), between the Company and Wells Fargo Bank Minnesota, N.A., as Warrant Agent (the "Warrant Agent"). Under the Tranche A Warrants and the Tranche A Warrant Agreement, the Tranche A Warrants may generally be exercised from the date of issuance until November 10, 2006, at the initial exercise price of $58.50 per share of Common Stock. The Tranche B Warrants were issued pursuant to the Tranche B Warrant Agreement dated as of November 10, 2003 (the "Tranche B Warrant Agreement"), between the Company and the Warrant Agent. Under the Tranche B Warrants and the Tranche B Warrant Agreement, the Tranche B Warrants may generally be exercised from the date of issuance until November 10, 2008, at the initial exercise price of $64.50 per share of Common Stock. The Tranche C Warrants were issued pursuant to the Tranche C Warrant Agreement dated as of November 10, 2003 (the "Tranche C Warrant Agreement," and, together with the Tranche A Warrant Agreement and the Tranche B Warrant Agreement, the "Warrant Agreements"), between the Company and the Warrant Agent. Under the Tranche C Warrants and the Tranche C Warrant Agreement, the Tranche C Warrants may generally be exercised from the date of issuance until November 10, 2010, at the initial exercise price of $71.11 per share of Common Stock.

         The terms of the Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Warrants. Holders of the Warrants are not entitled to vote on any matters submitted to a vote of the stockholders nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled. The Warrants may be transferred at any time and from time to time, in whole or in part, upon compliance with the terms set forth in the applicable Warrant Agreement.

         The Tranche A Warrant Agreement provides for a cash payment to the holders of Tranche A Warrants in the event of a sale of all or substantially all of the assets of the Communications Business (as defined in the Tranche A Warrant Agreement) or the stock of the subsidiaries that comprise the Communications Business in a single transaction or a series of related transactions to any person or entity, subject to, and in accordance with, the terms of the Tranche A Warrant Agreement. The Tranche A Warrants expire upon such payment. No later than 120 days following the first date on which a majority of the Tranche A Warrants have been validly exercised, the Board of Directors of the Company will expand the size of the Board of

CUSIP NO. 37245X203


Directors to create two vacancies for newly created seats and will elect to such two vacancies: one director designated by the Creditors Committee Designee (as defined in the Plan) that is reasonably acceptable to the other directors then serving on the Board of Directors and one director designated by the Board of Directors.

         As former senior creditors of the Company, the Filing Persons may also receive, under the Plan, a small amount of additional Common Stock in approximately six months if the Company's prepetition trade creditors elect to receive cash in lieu of Common Stock in exchange for their allowed claims in bankruptcy against the Debtors.

         As of the Effective Date, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with certain of its stockholders, including the Filing Persons (the "Holders"), receiving shares of Common Stock pursuant to the Plan. Among other things, the Registration Rights Agreement provides that the Company, at its own expense, agrees to use its reasonable best efforts (i) to file within 90 days after the Effective Date, a shelf registration statement covering all shares of Common Stock issued to such Holders in connection with the Plan and owned by such Holders from time to time, including shares of Common Stock acquired by a Holder in privately negotiated transactions subsequent to the Effective Date, (ii) to cause such registration statement to be declared effective within 180 days after the Effective Date if no review is undertaken by the Staff of the Securities and Exchange Commission (the "Commission"), or 210 days after the Effective Date if such a review is undertaken, and (iii) to use its reasonable best efforts to keep the registration statement current and effective until the second anniversary of the date such registration statement is declared effective by the Commission, subject to certain extensions, or until all of the registrable common stock covered by the registration statement has been sold pursuant to the registration statement or such shares of Common Stock covered by the registration statement cease to be registrable common stock. Subject to the terms of the Registration Rights Agreement, after the expiration of the above-mentioned registration period, the Company may be required to effect up to four registrations to register the Holders' Common Stock, at the Company's expense, subject to certain threshold requirements. One of such registrations may be a shelf registration statement. Additionally, Holders of the registrable common stock are entitled, under certain circumstances, to include registrable common stock in registration statements filed by the Company. Such "piggyback" registration rights are subject to customary conditions. Under certain circumstances, the Company will not be obligated to file any registration statement, amendment or supplement and may suspend rights to make sales pursuant to any effective registration statement up to two times in any 12 month period. Such suspension may not exceed 60 days (or more than an aggregate of 90 days in any 12 month period).

         The foregoing descriptions of the Plan, the Certificate of Incorporation, the Warrants, the Warrant Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document, all of which are attached to this Statement as exhibits pursuant to Item 7 of this Statement.

         Except as set forth above, the Filing Persons do not have any contacts, arrangements, understandings or relationships with respect to any securities of the Company.

CUSIP NO. 37245X203


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1 Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated August 28, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on August 28, 2003 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, SEC File No. 001-14789)

         2 First Modification to Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated October 3, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on October 3, 2003 (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, SEC File No. 001-14789)

         3 Second Amended and Restated Certificate of Incorporation of the Company, effective as of November 7, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

         4 GenTek Inc. Tranche A Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche A Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

         5 GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche B Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.2 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

         6 GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche C Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.3 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

         7 Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

         8 Agreement of Joint Filing among the Filing Persons, dated as of November 20, 2003.

CUSIP NO. 37245X203


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 20, 2003
                                   QUESTOR PARTNERS FUND II, L.P.
                                   a Delaware limited partnership

                                   By:    Questor General Partner II, L.P.
                                          its General Partner
                                   By:    Questor Principals II, Inc.
                                          its General Partner


                                   By:    /s/ Robert D. Denious
                                          ---------------------
                                   Title: Managing Director

                                   QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                   a Delaware limited partnership


                                   By:    Questor Principals II, Inc.
                                          Its General Partner

                                   By:    /s/ Robert D. Denious
                                          ---------------------
                                   Title: Managing Director

                                   QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1),
                                   L.P.
                                   a Delaware limited partnership

                                   By:    Questor Principals II, Inc.
                                          Its General Partner

                                   By:    /s/ Robert D. Denious
                                          ---------------------
                                   Title: Managing Director

CUSIP NO. 37245X203


                                  EXHIBIT INDEX

Exhibit Number and Description

1 Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated August 28, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on August 28, 2003 (incorporated by reference to
         Exhibit 2.1 to the Company's Current Report on Form 8-K, SEC File No. 001-14789)

2 First Modification to Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated October 3, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on October 3, 2003 (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, SEC File No. 001-14789)

3 Second Amended and Restated Certificate of Incorporation of the Company, effective as of November 7, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

4 GenTek Inc. Tranche A Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche A Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

5 GenTek Inc. Tranche B Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche B Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.2 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

6 GenTek Inc. Tranche C Warrant Agreement, dated as of November 10, 2003, including a Form of Tranche C Warrant Certificate as Exhibit A (incorporated by reference to Exhibit 4.3 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

7 Form of Registration Rights Agreement by and among the Company and the holders named therein dated as of November 10, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Amendment on Form 8-A to Registration Statement on Form 10, SEC File No. 000-29163)

8 Agreement of Joint Filing among the Filing Persons, dated as of November 20, 2003.




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